

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Daniel Noreck
Chief Financial Officer and Treasurer
TechTarget, Inc.
275 Grove Street
Newton, MA 02466

      Re: TechTarget, Inc.
           Form 10-K for the Year Ended December 31, 2021
           Filed February 28, 2022
           File No. 001-33472

Dear Daniel Noreck:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services